Exhibit 99.1

Pujiang International Group Limited

Successful Listing on the Main Board of SEHK

P.1

To: Business Editor

[For Immediate Release]

This announcement is for information purposes only and is not an offer to sell or the solicitation of an offer to buy securities in the United States or in any other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Neither this announcement nor anything herein forms the basis for any contract or commitment whatsoever. Neither this announcement nor any copy hereof may be taken into or distributed in the United States. The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States in the absence of registration or an applicable exemption from registration. No public offer of securities is to be made by the Company in the United States.

This press release contains forward-looking statements and you are cautioned not to place undue reliance on any forward-looking statements contained herein. We can give no assurance that these forward-looking statements will prove to have been correct. Expectations reflected in these forward-looking statements are subject to change and we undertake no obligation and do not intend to update or revise any forward-looking statements herein.

浦江國際集團有限公司

PUJIANG INTERNATIONAL GROUP LIMITED

(Stock Code: 2060.HK)

The Largest Provider of Bridge Cables for Super-long-span Bridges in China

Pujiang Successful Listing on the Main Board of SEHK

[28 May 2019, Hong Kong] Pujiang International Group Limited (“Pujiang” or the “Company”, stock code: 2060.HK), was successfully listed and commenced trading on the Main Board of the Stock Exchange of Hong Kong Limited (“SEHK”) at 9:30am today with a board lot of 1,000 Shares.

Haitong International Capital Limited is the Sole Sponsor, Haitong International Securities Company Limited is the Sole Global Coordinator, Haitong International Securities Company Limited, SPDB International Capital Limited, CMBC Securities Company Limited are the Joint Bookrunners; Haitong International Securities Company Limited, SPDB International Capital Limited, CMBC Securities Company Limited and BOSC International Company Limited are the Joint Lead Managers of the Global Offering.

Dr. Tang Liang, Executive Director, Chairman of the Board of Pujiang International Group Limited said, “The official listing on HKEx today marks an important milestone for the development of Pujiang, signifying a high recognition on our past business strategies and building momentum for the Company’s further and faster development. We are very honored to receive wide support from our investors. Looking forward, we seek to enhance our leading market position by capturing the growing market opportunities in the fast-growing infrastructure market both in China and overseas. We plan to continue to upgrade and increase our production facilities and enhance our operational effectiveness. We will continue to invest in advancing our research and development capabilities and we seek to enhance our competitiveness by exploring business acquisition opportunities in the industry and expand our overseas customer base. We aim to further strengthen our market position in the bridge cable manufacturing and prestressed materials markets, so as to maximize the return to our shareholders.”

Pujiang International Group Limited

Successful Listing on the Main Board of SEHK

P.2

Dr. Tang Liang, Executive Director, Chairman of the Board of Pujiang International Group Limited, together with VIP guests and committee members of the SEHK

Dr. Tang Liang, Executive Director, Chairman of the Board of Pujiang International Group Limited

-END-

Pujiang International Group Limited

Successful Listing on the Main Board of SEHK

P.3

About Pujiang International Group Limited

Pujiang International Group Limited (2060.HK) is a technology-based innovative manufacturing group focusing on the manufacture of bridge cables and prestressed materials. Since its establishment, the company has won numerous technological achievements, including 2 first prizes and 1 second prize of national scientific and technological awards, and has 151 registered patents. The company is the largest provider of bridge cables for the construction of super-long-span bridges in China and the third largest prestressed materials manufacturer in China. The company has participated in over 800 bridge projects globally, for instance, the 1915 Canakkale Bridge which will become the largest suspension bridge in the world upon completion; the San Francisco Oakland Bay Bridge; the Humen No. 2 Bridge and the Xihoumen Bridge, being the two largest suspension bridges in China. Those projects have won more than 50 national quality awards such as Zhan Tianyou Civil Engineering Award and China Construction Engineering Luban Award.

This press release is issued by Porda Havas International Finance Communications Group for and on behalf of Pujiang International Group Limited For further information, please contact:

Mr. Bunny Lee	+852 3150 6707	bunny.lee@pordahavas.com
Ms. Mel Lai	+852 3150 6791	mel.lai@pordahavas.com
Ms. Vicky Yang	+852 3120 6520	vickyl.yang@pordahavas.com